AB 3/20

KH 3/3

[redacted]

12011936

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
03 REGISTRATIONS BRANCH

SECU SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 66123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coady Diemar Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

87 Main Street
(No. and Street)

Peapack	New Jersey	07977
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Mandeen, Asst. Treasurer — 908-719-6466 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

3040 U.S. Highway 22 West, Suite 110	Somerville	NJ	08876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert E. Diemar, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coady, Diemar Group, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn and Subscribed this 15th day of February 2012

Signature

Managing Director

Title

Notary Public

PATSY L ERRAR-MARTINEZ
Notary Public - State of New York
NO. 01ER6241958
Qualified in Queens County
My Commission Expires 5/31/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

COADY, DIEMAR GROUP, LLC

Statement of Financial Condition

December 31, 2011

With Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 As a PUBLIC DOCUMENT

COADY, DIEMAR GROUP, LLC

Statement of Financial Condition

December 31, 2011

With Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

Coady, Diemar Group, LLC
Table of Contents
December 31, 2011

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Members
Coady, Diemar Group, LLC
Peapack, New Jersey

We have audited the accompanying statement of financial condition of Coady, Diemar Group, LLC as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the basic financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Coady, Diemar Group, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 11, 2012
Somerville, New Jersey

Coady, Diemar Group, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$	359,075
Due from members		38,041
Fees receivable		13,810
Furniture and equipment, net		5,706
Prepaid expense and other assets		19,584
	$	436,216

Liabilities and Members' Deficit

Liabilities		
Accrued expenses	$	49,300
Accrued discretionary bonuses		135,064
Deferred lease obligation		119,970
Total liabilities		304,334
Members' equity		131,882
	$	436,216

The Notes to Financial Statements are an integral part of this statement.

1. Organization and Nature of Business

Coady, Diemar Group, LLC (the "Company") was organized as a Delaware Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services and arranges private placement of securities for institutional clients. The Company shall continue in existence until December 31, 2053, unless terminated at an earlier date in accordance with the provisions of the Agreement.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Fees Receivable

The Company carries its fees receivable at cost less an allowance for doubtful accounts based on collection history and current credit conditions. Accounts are deemed delinquent when payments are not received in accordance with their respective contracted payment schedule. As of December 31, 2011, all fees receivable are deemed collectible and, therefore, no allowance is deemed necessary.

Furniture and Equipment

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as costs are incurred. Depreciation is provided over the estimated useful lives of the respective assets using accelerated methods. The Company continually evaluates whether current events or circumstances warrant adjustments to the carrying value or estimated useful lives of fixed assets in accordance with professional standards.

Fair Value of Assets and Liabilities

The Company's assets, including cash and cash equivalents, due from members, prepaid expenses and other assets are carried at contracted values which approximate fair value. Similarly, accrued expenses are carried at contracted values, which approximate fair value.

Securities, when held, are valued at fair value, as required. Refer to Note 6 - Fair Value Measurements for related disclosures.

Revenue Recognition

Revenues are recognized on an accrual basis, generally when the underlying investment transactions are consummated and placement fees are earned. Securities received in lieu of cash for services rendered are recorded at fair value when earned, and the related revenue is recorded in investment banking fees.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is classified as a partnership for federal and state income taxes. As such, the members will reflect income or loss, as applicable, on their individual tax returns. However, New York City imposes an unincorporated business tax ("UBT") on partnerships operating in New York City, and the provision for the UBT is reflected in the financial statements. The Company does not have uncertain tax positions and has timely filed its annual tax returns without extending the statute of limitations for any year. Accordingly the Company has no open years prior to 2008. There are no tax related penalties or interest charges reflected in these financial statements.

4. Furniture and Equipment

Furniture and equipment, at cost, consisted of the following as of December 31, 2011:

Office equipment	$ 42,599
Furniture	4,300
	46,899
Less: *accumulated depreciation*	(41,193)
Property and equipment- net	$ 5,706

Depreciation expense was $3,584 for the year ended December 31, 2011.

4. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company was in compliance with its net capital requirements. The net capital and net capital requirements of $189,505 and $11,285, respectively resulted in excess net capital of $178,220. The Company's net capital ratio was .89 to 1. As described above, the Company was in compliance with its net capital requirement as of December 31, 2011.

5. Risk and Concentrations

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation insures the Company's interest bearing bank accounts up to a maximum of $250,000 in each bank. From time to time, the Company maintains cash balances at a financial institution that is in excess of federally insured amounts.

The Company derived 51% of its investment banking fee revenues from two customers.

6. Fair Value Measurements

The securities, when held, are recorded at fair value in accordance with the accounting standard on fair value measurements, which established a framework for measuring fair value and clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include: • Quoted prices for similar assets or liabilities in active markets; • Quoted prices for identical or similar assets or liabilities in inactive markets; • Inputs other than quoted prices that are observable for the asset or liability; • Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company held 2,500 shares of non-cumulative convertible preferred stock in a privately held company (the "Issuer") at December 31, 2010. The shares had a $25 par value per share but were discounted as of December 31, 2011 to reflect the Company's estimate of fair value based on their analysis of the Issuer's financial condition. As such, these securities were valued using level 3 input measurements at December 31, 2010. The shares were redeemed during 2011 for par value and the resulting realized gain is reflected in the statement of operations.

The following table sets forth a summary of the changes in the fair value of the Company's Level 3 assets for the year ended December 31, 2011:

	Level 3 Measurements
	December 31, 2011
Balance, beginning of year	$ 40,625
Realized gain at redemption	21,875
Securities redeemed, at par value	(62,500)
Balance, end of year	$ --

7. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" as the Company's activities are limited to those set forth in the conditions for exemption of rule 15c3-3(k)(2)(i).

8. Commitments and Contingencies

Operating Leases

In September 2006, the Company entered into an agreement to lease office space in New York, NY, under an eight-year operating lease. This non-cancelable operating lease carries escalating payments through its expiration in December, 2014. In addition, the Company is responsible for paying its pro rata share of certain expenses. The lease is guaranteed by several members of the Company. Future annual minimum lease payments as of December 31, 2011 are as follows:

2012	$ 585,398
2013	588,624
2014	588,624
	$ 1,762,646

The Company records the lease obligation on a straight-line basis. Amounts recorded to expense that are in excess of amounts due under the lease as of December 31, 2011 are included in the deferred lease obligation.

The Company is contingently liable for a $275,000 letter of credit issued in favor of the landlord of the New York office space in lieu of a security deposit. The letter of credit expires on December 31, 2015.

The Company subleases a portion of the New York office space on a month to month basis. Total rental revenue related to this sublease was $83,256 for the year ended December 31, 2011 and is classified as other income on the statement of operations.

In addition, the Company leases office space on a month to month basis in Peapack, New Jersey at $2,225 per month.

The Company leases office equipment under various operating leases. The lease payments are included in expenses when incurred. The following is a schedule of the future minimum lease payments required under such equipment leases:

2012	$ 12,370
2013	9,649
	$ 22,019

Total rent expense for all leases for the year ended December 31, 2011 was:

Facility rent expense	$ 628,340
Sublease rental income	(83,256)
Net facility rent expense	545,084
Equipment rent expense	17,252
	$ 562,336

9. Related Party Transactions

During the course of the year, the Company entered into factoring agreements with certain members whereby the members purchased accounts receivables which totaled $130,000. Once the receivables were collected by the Company, the related debts to the members were paid in full. Due to the short term nature of the factoring arrangements, the members waived their rights to receive any interest for these factoring transactions. There were no outstanding factoring transactions as of December 31, 2011. The Company has the option to factor additional accounts receivable to members in the future should the need arise. The terms for future factoring arrangements would be determined at that time.

Other related party transactions include amounts due from members which represent noninterest-bearing advances made to members and amounted to $38,041 as of December 31, 2011. Additionally, the Company paid one of its members for the use of certain telecommunications equipment. These payments are included in other operating expenses and totaled $45,857 for the year ended December 31, 2011.

10. Subsequent Events

The Company has evaluated subsequent events through the date of financial statement issuance and has determined that there are no events requiring recognition or disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Report on Internal Control Required by SEC Rule 17a-5(g) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members
Coady, Diemar Group, LLC

In planning and performing our audit of the financial statements of Coady, Diemar Group, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Coady, Diemar Group, LLC, to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith + Brown, PC

February 11, 2012
Somerville, New Jersey